Exhibit C

April 3, 2025

LanzaTech Global, Inc.

8045 Lamon Avenue, Suite 400

Skokie, Illinois

Attn: Board of Directors

Re: Non-Binding “Take-Private” Proposal

Dear Board of Directors (the “Board”):

On behalf of Carbon Direct Capital Management LLC and certain of its affiliates (collectively, the “Buyer Group” or “we”), we are writing to outline our proposal to acquire all of the outstanding shares of common stock (the “Common Shares”) of LanzaTech Global, Inc. (the “Company”). As you know, in August 2024, Carbon Direct Capital affiliates financed $40,150,000 into the Company in the form of a convertible promissory note. We strongly believe that, as a private company, the Company would best be able to achieve long-term value and enhance its competitive position in the global marketplace. We further believe that the Buyer Group’s intended offer to acquire all of the Common Shares (the “Transaction”) at a price equal to $0.02 per share will stave off total degradation of stockholder value, including through a bankruptcy. Although this offer is below the current market price, we believe that the market has not yet fully reflected the dire nature of the Company’s financial position. We strongly encourage the Company to file its Annual Report on Form 10-K no later than tomorrow, April 4th, or otherwise provide fulsome public disclosures about the Company’s financial condition and liquidity. We are extremely concerned that the only alternative to this offer will be a bankruptcy process where 100% of stockholder value and a major portion of the creditors’ investments will be lost. This offer reflects a Company enterprise value of approximately $100 million which provides value to your stockholders and protects the investments made by your creditors, including the Buyer Group.

Achieving the Company’s mission of bio carbon recycling will require substantial supplemental growth capital in the near term, which based on the situation, we believe can only be accomplished in private markets. As time is of the essence, we are prepared to immediately begin negotiating definitive documentation for the Transaction and will be in position to provide you our draft on Sunday, April 6th with the goal of entering into a binding definitive agreement as soon as possible thereafter. The Buyer Group will fully finance the Transaction and as such that there will be no financing condition and we are also prepared to extend the Company financing on mutually agreed terms to complete the Transaction.

We believe that certain existing stockholders of the Company will have an interest in rolling over their Common Shares in connection with the Transaction, and we currently plan to explore that opportunity with them at the appropriate time. Additionally, the Buyer Group will seek to negotiate with the Company’s current creditors the treatment of the Company’s debt following completion of the Transaction. To facilitate providing certain existing stockholders of the Company an opportunity to rollover their Common Shares in connection with the Transaction, notwithstanding any confidentiality agreement between any member of the Buyer Group and the Company, the Buyer Group requests that the Company authorize the Buyer Group to contact the Company’s other significant investors to discuss the Transaction. We appreciate your prompt response on this request and we are committed to collaborating with the Company to maximize value for all stakeholders and are open to exploring all potential structures, including a sale under section 363 of Chapter 11 of the U.S. Bankruptcy Code, if an alternative approach to the one currently proposed is preferred by the Board to achieve this goal.

This letter does not include or constitute a binding offer to acquire the Company or any securities or assets of the Company, or a proposal of definitive terms for any transaction. Please be advised that the applicable Buyer Group members intend to promptly file Schedule 13D amendments, including a copy of this letter, with the Securities and Exchange Commission.

We look forward to the opportunity to discuss this proposal with you and your advisors, with the goal of consummating a successful transaction expeditiously.

Sincerely,

Jonathan Goldberg